ICTV Brands Inc.

489 Devon Park Drive, Suite 306

Wayne, PA 19087

June 12, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Ms. Mara L. Ransom

Re:	ICTV Brands Inc. Registration Statement on Form S-1 (File No. 333-217324)

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), ICTV Brands Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-1, filed by the Company on April 14, 2017, as amended by Amendment No. 1 filed on June 12, 2017 (the “Registration Statement”) and declare such Registration Statement effective at 3:00 p.m. (Eastern Daylight Time) on Thursday June 15, 2017, or as soon thereafter as practicable.

We acknowledge and agree that:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement. We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a Registration Statement, and we believe we are in compliance with those Rules.

If you have any questions or would like to discuss this request, please feel free to contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

ICTV Brands Inc.

	By:	/s/ Kelvin Claney
Kelvin Claney
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.